NIELSEN HOLDINGS LIMITED

AC Nielsen House

London Road

Oxford

Oxfordshire OX3 9RX

May 19, 2015

Via EDGAR Transmission

Mr. Mark P. Shuman

Branch Chief—Legal

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Nielsen Holdings Limited
Registration Statement on Form S-4 (“Registration Statement”)
Filed February 26, 2015
Registration No. 333-202313

Dear Mr. Shuman:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on May 21, 2015, at 3:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Nielsen Holdings Limited (the “Company”) or its counsel may request via telephone call to the staff. Please contact Joseph H. Kaufman of Simpson Thacher & Bartlett LLP, counsel to the Company, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

In connection with this request for effectiveness, the Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Harris Black

Harris Black

Authorized Signatory

cc:	Joseph H. Kaufman
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017